EXHIBIT 99.1

Cellectis Announces 2026 Strategy and Catalysts

NEW YORK, Jan. 08, 2026 (GLOBE NEWSWIRE) -- Cellectis (the “Company”) (Euronext Growth: ALCLS - NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene editing platform to develop life-saving cell and gene therapies, today outlined its strategic priorities and key catalysts expected for 2026.

“2025 was a transformational year for Cellectis, as we transitioned to a late-stage development allogeneic CAR-T company with the initiation of a pivotal Phase 2 trial for lasme-cel.” said André Choulika, Ph.D., Chief Executive Officer of Cellectis. “As we enter 2026, we remain fully committed to executing our pivotal Phase 2 BALLI-01 trial for lasme-cel in ALL, with interim data expected in Q4, presenting the full Phase 1 data of the NATHALI-01 trial for eti-cel in NHL, and leveraging the momentum of our strategic partnership with AstraZeneca.”

Allogeneic CAR-T Pipeline

Lasme-cel in r/r B-ALL (BALLI-01)

Following the initiation of the pivotal Phase 2 BALLI-01 clinical trial in October 2025, Cellectis expects to complete the first interim analysis in Q4 2026. This upcoming milestone (n=40) builds upon the encouraging Phase 1 clinical data presented at the Cellectis’ R&D Day, which highlighted:

  Strong Efficacy: 68% overall response rate (ORR) with lasme-cel Process 2 (n=22), 83% at the recommended Phase 2 dose (RP2D) (n=12) and 100% in the target Phase 2 population (n=9). 56% complete remission or complete remission with incomplete hematologic recovery (CR/CRi) rate with ~80% of these patients achieving minimal residual disease (MRD)-negative status in the target Phase 2 population. 60% MRD-negative CR/CRi rate achieved in patients who relapsed following a prior CD22 targeted therapy.
  Strong Survival Benefit: 14.8 months median overall survival (OS) in patients who achieved MRD-negative CR/CRi.
  Favorable Safety Profile: lasme-cel was generally well tolerated, with a single case of grade 2 immune effector cell–associated hemophagocytic syndrome (IEC-HS), which resolved.

Eti-cel in r/r NHL (NATHALI-01)

Building on the preliminary Phase 1 data presented at the American Society of Hematology (ASH) Annual Meeting in December 2025, Cellectis is focused on maximizing the clinical impact of its dual-target CAR-T candidate:

  Phase 1 interim Results: The NATHALI-01 clinical trial demonstrated an encouraging ORR of 88% and a CR rate of 63% at the current dose level, showcasing the potential of eti-cel in r/r NHL patients who have relapsed following multiple lines of therapy including, for most patients, an autologous CD19 CAR-T.
  Q1 2026: Initiation of patient enrollment in the cohort with low dose interleukin-2 (IL-2) support to evaluate the potential to further enhance the already high response rates and durability of response in patients with r/r NHL.
  Q4 2026: The Company expects to report the full Phase 1 dataset, including results from the IL-2 combination.

Strategic Partnerships

AstraZeneca

  Activities are progressing under the Joint Research and Collaboration Agreement with AstraZeneca, which leverages Cellectis’ gene editing expertise and manufacturing capabilities to develop up to 10 novel cell and gene therapy products for areas of high unmet medical need, including oncology, immunology and rare genetic disorders.

Servier / Allogene

  CD19: Servier’s sublicensee Allogene announced that the H1 2026 interim futility analysis from the pivotal Phase 2 ALPHA3 Trial with cema-cel in first-line consolidation large B-cell lymphoma remains on track. Under the Servier agreement, Cellectis is eligible to up to $340 million in development and sales milestones as well as low double-digit royalties on sales.

  CD70: Allogene announced that the TRAVERSE trial in renal cell carcinoma has completed enrollment in its Phase 1b cohort, evaluating ALLO-316 in heavily pretreated patients, and that plans are ongoing to determine the next phase of the program.

Iovance

  Iovance announced that clinical results for IOV-4001, a PD-1 inactivated tumor-infiltrating lymphocyte (TIL) cell therapy, in previously treated advanced melanoma patients are anticipated in the first quarter of 2026, and that other potential indications for IOV-4001 are also in development.

Cash Runway

  Cellectis believes its cash, cash equivalents, and fixed-term deposits will be sufficient to fund its operations into H2 2027.

J.P. Morgan Healthcare Conference

Cellectis management will participate in the 44th Annual J.P. Morgan Healthcare Conference from January 12-15, 2026, and will be available for one-on-one investor meetings. To schedule a meeting, please contact Cellectis Investor Relations at investors@cellectis.com

About Cellectis

Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. The company utilizes an allogeneic approach for CAR T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to develop gene therapies in other therapeutic indications. With its in-house manufacturing capabilities, Cellectis is one of the few end-to-end gene editing companies that controls the cell and gene therapy value chain from start to finish.

Cellectis’ headquarters are in Paris, France, with locations in New York and Raleigh, NC. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). To find out more, visit www.cellectis.com and follow Cellectis on LinkedIn and X.

Cautionary Statement
This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “believe,” “expect,” “expected,” “is eligible,” “potential,” “scheduled,” “upcoming,” or “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, including information provided or otherwise publicly reported by our licensed partners, include statements regarding the potential of the phase 2 study to be a registrational phase, the advancement, timing and progress of clinical trials (including with respect to patient enrollment and follow-up), the timing of our presentation of data and submission of regulatory filings (including, without limitation, the date of BLA filing), the operational capabilities of our manufacturing facilities, the sufficiency of cash to fund operations, the potential benefit of our product candidates and technologies, the potential payments for which Cellectis is eligible under the agreement signed with Servier, and the financial position of Cellectis. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development. Among these risks are significant risks that the phase 1 or preliminary data of our clinical trials may not be validated by data from later stage of clinical trials and that our product candidates may not receive regulatory approval. Particular caution should be exercised when interpreting the results from phase 1 studies and results relating to a small number of patients, such results should not be viewed as predictive or future results. With respect to our cash runway, our operating plans, including product development plans, may change as a result of various factors, including factors currently unknown to us. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2024 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

For further information on Cellectis, please contact:

Media contacts:
Pascalyne Wilson, Director, Communications, + 33 (0)7 76 99 14 33, media@cellectis.com
Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93

Investor Relations contact:
Arthur Stril, Chief Financial Officer & Chief Business Officer, investors@cellectis.com

Attachment

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